Exhibit 99.1

Trina Solar Announces First Quarter 2016 Results

CHANGZHOU, China, May 26, 2016 /PRNewswire/ — Trina Solar Limited (NYSE: TSL) (“Trina Solar” or the “Company”), a global leader in photovoltaic (“PV”) modules, solutions, and services, today announced its unaudited financial results for the quarter ended March 31, 2016.

First Quarter 2016 Financial and Operating Highlights

•                  Total module shipments were 1,423.3 MW, consisting of 1,370.4 MW of external shipments and 52.9 MW of shipments to the Company’s own downstream power projects. Total module shipments decreased 19.9% sequentially and increased 38.7% year-over-year.

•                  Net revenues were $816.9 million, a decrease of 15.1% from the fourth quarter of 2015 and an increase of 46.4% from the first quarter of 2015.

•                  Gross profit was $139.7 million, a decrease of 23.8% from the fourth quarter of 2015 and an increase of 39.2% from the first quarter of 2015.

•                  Gross margin was 17.1%, compared with 19.1% in the fourth quarter of 2015 and 18.0% in the first quarter of 2015.

•                  Operating income was $44.8 million, a decrease of 44.9% from the fourth quarter of 2015 and an increase of 53.7% from the first quarter of 2015.

•                  Net income attributable to Trina Solar’s ordinary shareholders was $26.6 million, a decrease of 36.1% from the fourth quarter of 2015 and an increase of 91.3% from the first quarter of 2015.

•                  Earnings per fully diluted American Depositary Share (“ADS” with each ADS representing 50 of the Company’s ordinary shares) were $0.29, compared with earnings per fully diluted ADS of $0.43 in the fourth quarter of 2015 and earnings per fully diluted ADS of $0.16 in the first quarter of 2015.

Mr. Jifan Gao, Chairman and CEO of Trina Solar, commented, “This quarter was a good start to the year. We posted strong year-over-year growth in major financial and operational metrics, particularly with revenue and net income up 46.4% and 91.3%, respectively. Total module shipments during the quarter increased 38.7% year-over-year to 1.42 GW, which was largely driven by demand from our key markets in the U.S., China, and India. Our shipments in Europe were up two-fold sequentially as a result of our strategic shift in Europe.

“Our downstream business continued to expand in the global market. We connected a total of 101.7 MW of utility projects to the grid during the quarter, bringing the total of grid-connected operating projects to near 1 GW. We successfully commissioned five new solar projects in the UK, totaling 24.3 MW, and further expanded our presence in Japan by partnering with GE to invest in a 14 MW DC utility-scale project, for which we were also awarded a contract to provide engineering, procurement and construction (“EPC”) management services, demonstrating our experienced end-to-end capabilities.

“During the quarter we continued expanding our overseas manufacturing capacity in select markets to meet global demand, especially from the US and Europe. This capacity expansion strategy ensures we retain and grow our competitive position in the PV industry as we focus on improving our profitability. In the first quarter, we acquired a cell factory in the Netherlands and also brought our facility in Thailand online as scheduled, using our ‘Honey’ state-of-the-art high-efficiency assembly line method.

“As a leading innovator of PV technology, we are committed to developing high-efficiency cells and delivering high-quality products. Our R&D team recently achieved a new world record of 23.5% for IBC (Interdigitated Back Contact) cells, raising the total number of world records held by Trina Solar to 13.  In addition, we have commercialized our advanced PERC (Passivated Emitter and Rear Cell) technology for high efficiency cells, and our PERC annualized capacity in the quarter has already reached 200 MW.

“We are proud of these achievements attained so far in 2016. However, we have no plans to rest. We remain focused on improving our products and business along with developing exciting new technologies, as we continue to strategically position Trina Solar for sustainable long term growth.”

First Quarter 2016 Results

Net Revenues

Net revenues were $816.9 million, including $28.7 million in revenues from electricity generated by the Company’s downstream solar power projects recorded as property, plant and equipment (PP&E) on its balance sheet, EPC and other downstream activities. Total net revenues represent a decrease of 15.1% sequentially and an increase of 46.4% year-over-year. Total shipments were 1,423.3 MW, consisting of 1,370.4 MW of external shipments which were recognized in revenue and 52.9 MW of shipments to the Company’s downstream power projects. This compares with total shipments of 1,776.3 MW in the fourth quarter of 2015, consisting of 1,579.7 MW of external shipments and 196.6 MW of shipments to the Company’s own downstream power projects, and total shipments of 1,026.2 MW in the first quarter of 2015, consisting of 891.7 MW of external shipments and134.5 MW of shipments to the Company’s own downstream projects. The sequential decrease in revenues and shipments was primarily due to seasonality. The year-over-year increase in revenues and shipments was mainly driven by key markets in China, the U.S., and India, and was partially offset by the decrease in demand from Japan and Europe.

Gross Profit and Margin

Gross profit was $139.7 million, compared with $183.3 million in the fourth quarter of 2015 and $100.3 million in the first quarter of 2015.

Gross margin was 17.1%, compared with 19.1% in the fourth quarter of 2015 and 18.0% in the first quarter of 2015. The sequential decrease in gross margin was mainly due to lower average selling prices as a result of price decline in almost all major markets and lower downstream revenues which have relatively high margins compared to the upstream module business.  The year-over-year decrease in gross margin was because average selling price declined at a faster rate than the Company’s cost reductions.

Operating Expenses, Income and Margin

Operating expenses were $94.9 million, a decrease of 6.9% sequentially and an increase of 33.3% year-over-year. Operating expenses included an accounts receivable provision of $6.0 million in the first quarter of 2016, compared with a reversal of accounts receivable provisions of $8.2 million in the fourth quarter of 2015. The Company’s operating expenses represented 11.6% of the first quarter net revenues, an increase from 10.6% in the fourth quarter of 2015 and a decrease from 12.8% in the first quarter of 2015.

Other operating income during the quarter was $3.3 million, which represents incidental electricity income generated from the Company’s downstream solar power projects recorded as current assets on its balance sheet, prior to the sales of the projects.

As a result, operating income was $44.8 million, compared with $81.3 million in the fourth quarter of 2015 and $29.2 million in the first quarter of 2015. Operating margin was 5.5%, compared with 8.5% in the fourth quarter of 2015 and 5.2% in the first quarter of 2015.

Net Interest Expense

Net interest expense was $15.1 million, compared with $13.2 million in the fourth quarter of 2015 and $10.7 million in the first quarter of 2015.

Foreign Currency Exchange Gain (Loss)

The Company recorded a net foreign currency exchange gain of $0.8 million, which included a loss on the change in fair value of foreign exchange derivative instruments of $8.2 million. This compares with a net loss of $11.4 million in the fourth quarter of 2015 and a net loss of $1.7 million in the first quarter of 2015. The foreign currency exchange gain in the first quarter of 2016 primarily resulted from the appreciation of the RMB against the USD.

Income Tax Expense

Income tax expense was $3.7 million, compared with income tax expenses of $17.6 million in the fourth quarter of 2015 and $3.2 million in the first quarter of 2015.

Net Income and Earnings per ADS

Net income attributable to ordinary shareholders of Trina Solar was $26.6 million, compared with $41.7 million in the fourth quarter of 2015 and $13.9 million in the first quarter of 2015. Net margin was 3.3%, compared with 4.3% in the fourth quarter of 2015 and 2.5% in the first quarter of 2015.

Earnings per fully diluted ADS were $0.29, compared with $0.43 in the fourth quarter of 2015 and $0.16 in the first quarter of 2015.

Financial Condition

As of March 31, 2016, the Company had $621.4 million in cash and cash equivalents, and restricted cash. Total bank borrowings were $1,516.7 million, of which $933.2 million were short-term borrowings.

In the first quarter of 2016, the Company adopted Financial Accounting Standards Board Accounting Standards Update 2015-03, Interest - Imputation of Interest, which requires the debt issuance costs be presented on the balance sheet as a direct deduction from the carrying amount of the related debt liability, instead of reporting on the balance sheet as an asset.  Accordingly, the debt issuance costs, which used to be reported as assets, have been retrospectively reclassified as a direct deduction from the carrying amount of the related debt liability with the total amount of $9.1 million as of December 31, 2015 and $11.0 million as of March 31, 2015, respectively.

Shareholders’ equity was $1,081.9 million as of March 31, 2016, an increase from $1,050.7 million as of December 31, 2015 and an increase from $988.4 million as of March 31, 2015.

Operations and Business Updates

Manufacturing Capacity

As of March 31, 2016, the Company had the following annualized in-house manufacturing capacities:

•     Ingot production capacity of approximately 2.3 GW;

•     Wafer capacity of approximately 1.8 GW;

•     PV cell capacity of approximately 4.3 GW; and

•     PV module capacity of approximately 5.6 GW.

Project Development

In the first quarter of 2016, the Company connected a total of 101.7 MW of utility projects to the grid, consisting 24.3 MW in the UK, 50 MW in Xinjiang, and 27.4 MW in Yunan.

As of March 31, 2016, the Company had a total of 967.3 MW downstream solar projects in grid-connected operation, including 920.8 MW in China, 4.2 MW in the U.S., and 42.3 MW in Europe. The 920.8 MW projects in China consisted of 722.9 MW of utility projects and 197.9 MW of DG projects.

Second Quarter of 2016 Guidance

The Company expects to ship between 1.50 GW and 1.60 GW of PV modules, of which 40 MW to 50 MW of PV modules will be shipped to the Company’s downstream PV projects, from which revenues will not be recognized.

Fiscal Year 2016 Guidance

The Company reiterates its total PV module shipment guidance of between 6.30 GW and 6.55 GW, of which 220 MW to 260 MW will be shipped to the Company’s downstream projects, from which revenues will not be recognized.

The Company updates its 2016 guidance of global solar power project connections to between 400 MW and 500 MW from the original guidance of 750 MW to 850 MW, including 15% to 20% of DG projects in China.

Conference Call

The Company will host a conference call on Thursday, May 26, 2016 at 8:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong, May 26, 2016), to discuss its results for the first quarter of 2016.

Joining Jifan Gao, Chairman and CEO of Trina Solar, on the call will be Teresa Tan, Chief Financial Officer, and Yvonne Young, Investor Relations Director. The Company plans to distribute its earnings announcement before the call.

To participate in the conference call, please dial the following number five to ten minutes prior to the scheduled conference call time:

U.S. Toll Free:	1-855-298-3404
International:	+1-631-514-2526
Hong Kong:	800-905-927
Passcode:	Trina Solar

If you are unable to participate in the call at this time, a replay will be available from 11:30 a.m. Eastern Time on May 26, 2016 through 11:59 p.m. Eastern Time on June 2, 2016. The dial-in details for the replay are as follows:

U.S. Toll Free:	1-866-846-0868
International:	+61-2-9641-7900
Hong Kong:	800-966-697
Replay Passcode:	8696576

This conference call will be broadcast live over the Internet and can be accessed by all interested parties on Trina Solar’s website www.trinasolar.com. To listen to the live webcast, please go to Trina Solar’s website at least fifteen minutes prior to the start of the call to register, download, and install any necessary audio software. For those unable to participate during the live broadcast, a replay will be available shortly after the call on Trina Solar’s website for 90 days.

About Trina Solar Limited

Trina Solar Limited (NYSE:TSL) is a global leader in PV modules, solutions and services. Founded in 1997 as a PV system integrator, Trina Solar today drives smart energy together with installers, distributors, utilities and developers worldwide. The company’s industry-leading position is based on innovation excellence, superior product quality, vertically integrated capabilities and environmental stewardship. For more information, please visit www.trinasolar.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company’s ability to raise additional capital to finance its activities; the effectiveness, profitability and marketability of its products; our expectations regarding the expansion of the Company’s manufacturing capacities; the Company’s future business development; the Company’s downstream project development and pipeline; the Company’s beliefs regarding its production output and production outlook; the future trading of the securities of the Company; the Company’s ability to operate as a public company; the period of time for which the Company’s current liquidity will enable the Company to fund its operations; general economic and business conditions; demand in various markets for solar products; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

In addition, the commencement of any downstream project is subject to a number of factors, some of which are beyond the Company’s control, such as the availability of network transmission and interconnection facilities, as well as obtaining certain government approvals, project rights based on the land location, land use rights as well as the right to construct manufacturing facilities in the relevant locations.

These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For further information, please contact:

Trina Solar Limited	Christensen IR
Teresa Tan, CFO	Linda Bergkamp
Email: teresa.tan@trinasolar.com	Phone: +1 480 614 3014 (US)
Email: lbergkamp@ChristensenIR.com
Yvonne Young
Investor Relations Director
Phone: + (86) 519-8517-6878 (Changzhou)
Email: ir@trinasolar.com

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and share data)

	For the Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2016	2015	2015

Net revenues	$816,901	$961,881	$558,089
Cost of revenues	677,206	778,578	457,768
Gross profit	139,695	183,303	100,321
Operating expenses
Selling expenses	42,375	53,236	35,780
General and administrative expenses	46,397	37,490	27,708
Research and development expenses	9,419	11,243	7,679
Other operating income	(3,304)	—	—
Total operating expenses	94,887	101,969	71,167
Operating income	44,808	81,334	29,154
Foreign exchange gain (loss)	9,054	(12,693)	(6,961)
Interest expenses	(15,532)	(14,349)	(11,363)
Interest income	464	1,120	642
Gain (loss) on change in fair value of derivative	(8,210)	1,326	5,250
Other income, net	1,535	3,016	2,166
Income before income taxes	32,119	59,754	18,888
Income tax expense	(3,674)	(17,618)	(3,222)
Net income	28,445	42,136	15,666
Income attributable to the noncontrolling interests	(1,827)	(455)	(1,753)
Net income attributable to Trina Solar Limited	$26,618	$41,681	$13,913
Earnings per ADS*
Basic	$0.31	$0.49	$0.17
Diluted	$0.29	$0.43	$0.16
Weighted average ADS outstanding*
Basic	84,775,993	84,706,160	84,296,573
Diluted	105,329,407	105,571,783	97,161,189

* “ADS” refers to any of our American depository shares, each representing 50 ordinary shares.

Trina Solar Limited

Unaudited Condensed Consolidated Statements of Comprehensive Income

(US dollars in thousands)

	For the Three Months Ended
	Mar. 31,	Dec. 31,	Mar. 31,
	2016	2015	2015
Net income	$28,445	$42,136	$15,666
Other comprehensive income (loss):
Foreign currency translation adjustments	3,052	(6,232)	(150)
Comprehensive income	31,497	35,904	15,516
Comprehensive (income)/ loss attributable to non-controlling interests	(2,307)	375	(1,515)
Comprehensive income attributable to Trina Solar Limited	$29,190	$36,279	$14,001

Trina Solar Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	As of Mar. 31,	As of Dec. 31,	As of Mar. 31,
	2016	2015	2015

ASSETS
Current assets:
Cash and cash equivalents	$452,346	$465,393	$516,026
Restricted cash	169,043	194,484	166,857
Inventories	574,215	431,994	342,699
Downstream solar project assets	616,477	531,344	80,916
Accounts receivable, net	572,495	672,321	568,380
Current portion of advances to suppliers, net	30,522	57,597	42,239
Prepaid expenses and other current assets, net	273,435	229,390	131,110
Total current assets	2,688,533	2,582,523	1,848,227
Property, plant and equipment, net (including downstream solar project assets of $822,655, $807,894 and $457,452 as of each period-end, respectively)	1,882,279	1,862,135	1,304,223
Prepaid land use rights, net	59,658	57,202	52,595
Advances to suppliers, net of current portion	12,769	20,602	15,730
Investment in equity affiliates	33,202	27,782	25,835
Deferred income tax assets, net	34,264	34,295	30,619
Other noncurrent assets	105,927	100,267	50,135
TOTAL ASSETS	$4,816,632	$4,684,806	$3,327,364
LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings and current portion of long-term borrowings	$933,203	$914,937	$882,859
Accounts payable	1,280,014	1,407,691	714,623
Accrued expenses and other current liabilities	402,949	278,254	261,161
Total current liabilities	2,616,166	2,600,882	1,858,643
Long-term borrowings, excluding current portion	583,467	521,326	28,053
Convertible senior notes	281,689	280,685	277,776
Accrued warranty costs	136,090	129,478	109,102
Other noncurrent liabilities	75,150	61,872	35,687
Total liabilities	3,692,562	3,594,243	2,309,261
Ordinary shares	43	43	43
Additional paid-in capital	761,504	759,493	753,892
Retained earnings	305,840	279,222	216,620
Accumulated other comprehensive income	14,550	11,978	17,799
Total Trina Solar Limited shareholders’ equity	1,081,937	1,050,736	988,354
Non-controlling interests	42,133	39,827	29,749
Total equity	1,124,070	1,090,563	1,018,103
TOTAL LIABILITIES AND EQUITY	$4,816,632	$4,684,806	$3,327,364

Note: In the first quarter of 2016, the Company adopted Financial Accounting Standards Board Accounting Standards Update 2015-03, Interest - Imputation of Interest, and retrospectively reclassified the debt issuance costs to reduce the carrying amount of short-term borrowings and current portion of long-term borrowings by $963,463 and $1,677,071, long-term borrowings (excluding current portion) by $325,239 and $656,451, and convertible senior notes by $9,723,630 and $6,815,387 as of March 31, 2015 and December 31, 2015, respectively.